ASX RELEASE | April 29, 2020 | **ASX:PLL; NASDAQ:PLL**

MARCH 2020 QUARTERLY REPORT

Piedmont Lithium Limited (ASX: PLL; NASDAQ: PLL) ("Piedmont" or "Company") is pleased to present its March 2020 quarterly report. Highlights during and subsequent to the quarter were:

- Hatch continues to progress its work on the chemical plant pre-feasibility study ("PFS") for the Company's Piedmont Lithium Project ("Project") in the United States and remains on track for delivery in Q2 2020. The chemical plant PFS will provide refined estimates of our capital and operating costs and should reinforce our position as a low-cost US-based producer of lithium hydroxide.

- Lithium hydroxide testwork on samples of spodumene concentrate produced from the Project's ore is progressing SGS laboratories in Canada. Work has been delayed due to impacts related to COVID-19, however the delay is not expected to impact our overall development timeline. The final process flowsheet has been determined samples will soon be ready for delivery to prospective customers.

- Chemical plant permitting activities continue, with background studies to be used in the chemical plant permit applications proceeding on schedule. We plan to submit these permit applications shortly after completion of the chemical plant PFS and expect to receive these permits by the end of 2020.

- Continued numerous preliminary off-take, financing and strategic conversations, including companies from the lithium, mining, chemicals, battery, automotive and private equity sectors.

- Soil and rock chip sampling at the Project in North Carolina, United States, led to the discovery of five new spodumene-bearing pegmatites in areas that have not previously been explored.

- Assays from the final 19 drill holes of the Phase 4 drilling program at the Project's Central and Core properties intersected significant mineralization, including 36.0m @ 1.11% Li_2O and 44.9m @ 1.30% Li_2O in Hole 19-CT-19, 13.0m @ 1.28% Li_2O and 7.3m @ 1.37% Li_2O in Hole 19-CT-26, and 14.8m @ 1.55% Li_2O and 12.4m @ 1.02% Li_2O in Hole 19-BD-332.

Next steps:

- Complete the chemical plant PFS and a fully integrated Scoping Study Update in Q2 2020.

- Finalize the bench scale lithium hydroxide testwork program and produce initial product samples in Q2 2020.

- Submit key chemical plant permit applications including a synthetic minor source air permit application.

- Build out project construction and sales & marketing teams.

- Continue offtake discussions for lithium hydroxide and by-product quartz, feldspar and mica.

- Continue to evaluate strategic partnering options.

For further information, contact:

Keith D. Phillips | President & CEO
T: +1 973 809 0505
E: kphillips@piedmontlithium.com

PIEDMONT LITHIUM LIMITED
ABN 50 002 664 4953
www.piedmontlithium.com
+61 8 9322 6322
+61 8 9322 6558
info@piedmontlithium.com
Registered Office
Level 9, 28 The Esplanade
PERTH WA 6000
North Carolina Office
32N Main Street Suite 100
BELMONT, NC 28012

Project Overview

Piedmont Lithium Limited (ASX: PLL; NASDAQ: PLL) holds a 100% interest in the Piedmont Lithium Project located within the TSB and along trend to the Hallman Beam and Kings Mountain mines, which historically provided most of the western world's lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium regions in the world and is located approximately 25 miles west of Charlotte, North Carolina.

In August 2019 the Company published an expanded Scoping Study for an integrated lithium hydroxide business, which featured a 25-year project life, NPV_8 of US$1.45 billion, a US$3,105 per tonne lithium hydroxide cash operating cost, and a US$199 per tonne spodumene concentrate cash operating cost.



N
USA
Piedmont Lithium Project
Lincolnton
Piedmont Lithium Project
Mineral Resource
27.9Mt @ 1.11% Li2O
Core Property
321
Central Property
Hallman-Beam Mine
Sunnyside Property
Bessemer City
Shelby
Gastonia
85
77
Kings Mountain Mine
Livent, Bessemer City Lithium Processing Facility
Proposed Piedmont Lithium Chemical Plant Site
Charlotte
Albemarle, Kings Mountain Lithium Processing Facility
North Carolina
South Carolina
Piedmont Lithium project
Major highway
Railway
City
20 km

Figure 1: Piedmont Lithium Project located within the TSB

2

 Chemical Plant StudyDuring the quarter, Hatch continued to progress its work on the chemical plant PFS and remains on track for delivery in Q2 2020. The chemical plant PFS will provide refined estimates of our capital and operating costs and should reinforce our position as a low-cost US-based producer of lithium hydroxide.Hatch is a global leader in the development of lithium conversion projects with notable experience including the full EPCM delivery of the Galaxy/Tianqi (Jiangsu) lithium conversion plant in China, the current detailed design engineering for two other spodumene to hydroxide plants, and of one brine conversion plant, in varied locations. Hatch has also studied lithium chemical projects for Mineral Resources (Australia), Kidman/Covalent (Australia), Desert Lion (Namibia), Savannah Resources (Portugal), among many others.During the quarter Hatch finalized process flowsheet design for the planned 22,700 t/y lithium hydroxide chemical plant. Additionally, the site plan based on Piedmont’s Kings Mountain property has been completed to a PFS level. Capital and operating costs have been concluded and final report drafting is underway.  Figure 2: Piedmont’s Lithium Hydroxide Chemical Plant located in Kings Mountain, NCPiedmont’s chemical plant PFS economics will be based on the concept of a merchant chemical business purchasing spodumene concentrate from the open market. The merchant chemical plant PFS is expected to highlight the compelling advantages of locating lithium chemical production in the south-eastern United States, and will underscore the potential for Piedmont to expand its business longer-term by pursuing a merchant conversion strategy as an adjunct to its core integrated business. Most of the world’s spodumene production is currently upgraded to lithium chemicals by third-party Chinese converters, and we believe Piedmont’s chemical plant may become an attractive alternative to the Chinese for other spodumene producers.The chemical plant PFS will be accompanied by a Scoping Study Update (“SSU”) for the fully-integrated Piedmont Lithium Project. The SSU will incorporate the capital cost, operating cost, and ramp-up outcomes from the chemical plant PFS, along with the PFS-level engineering estimates that were completed for the mine/concentrator in 2019.Importantly, the SSU will consider the economics of building the entire fully-integrated Piedmont Lithium Project in a single stage. This strategy was previously announced by the Company in 2019 and reflects an acceleration of the lithium chemical plant compared with prior studies.    3

Lithium Hydroxide Testwork

During the quarter, Piedmont continued to progress its lithium hydroxide bench-scale metallurgical program at SGS laboratories in Lakefield, Ontario. Final lithium hydroxide crystallization steps are under way but have taken longer than planned due to travel restrictions and remote working practices being implemented at the SGS laboratory due to COVID-19. We do not expect this extended completion of testwork to have an impact on our other activities.

The bench-scale program will produce lithium hydroxide ("LiOH") samples for delivery to prospective offtake partners. The flowsheet developed during this testwork program has been finalized and serves as the basis of the chemical plant PFS to be completed in Q2 2020. Figure 3 outlines the optimized testwork flowsheet currently underway with SGS.


Spodumene Concentrate
Calcination
Roasting
Water Leach
Neutralization and Filtration
Primary Impurity Removal
Secondary Impurity Removal
Ion Exchange
Cauticization
Glauber's Salt Removal
Multi-Stage Crystallization
Final Lithium Hydroxide Sample

Figure 3: Piedmont's Lithium Hydroxide Testwork Program Block Flow Diagram

Piedmont has been in close communication with prospective offtake parties with respect to timing of availability of hydroxide samples.

SGS is advancing a lithium conversion testwork program using a 'direct-to-hydroxide' approach developed in collaboration with Piedmont Lithium personnel and engineering consultants Hatch and Primero Group. Piedmont previously announced outstanding PFS-level metallurgical results for the production of spodumene concentrate (see press release dated July 16, 2019). The concentrate produced during that program and other spodumene concentrate produced from the same composite sample is now being used by SGS for the ongoing bench-scale lithium hydroxide testwork.

Permitting

During the quarter, Piedmont continued to advance background studies related to the permitting of the planned lithium hydroxide chemical plant in Kings Mountain, NC. Air permitting has been identified as the expected long-lead permit for the chemical plant. Emissions estimates completed during the chemical plant PFS continue to support the Company's intent to apply for a synthetic minor source permit under the Clean Air Act Title V program. The Company expect to apply for and receive the air permit and other key permits required for construction of the lithium chemical plant by the end of 2020.

4

Drilling

Assays from the final 19 drill holes of the Phase 4 drilling program at our Central and Core properties intersected significant mineralization, including

- 36.0m @ 1.11% Li_2O and 44.9m @ 1.30% Li_2O in Hole 19-CT-19;
- 13.0m @ 1.28% Li_2O and 7.3m @ 1.37% Li_2O in Hole 19-CT-26; and
- 14.8m @ 1.55% Li_2O and 12.4m @ 1.02% Li_2O in Hole 19-BD-332.

These drill results continue to expand the extent of mineralization on both properties. At Central, mineralization has been extended laterally, to the southwest, and down dip. At the Core property, 5 of the 7 holes confirmed a significant new flat lying pegmatite in the southwest portion of the property.

Additionally, Piedmont has undertaken soil sampling over the past year which has proved to be a valuable exploration tool within the TSB. This year's soil sampling program followed by rock chip sampling has led to the discovery of five new spodumene-bearing pegmatites on Piedmont exploration properties. The regional data continues to highlight the overall size and continuity of the Carolina TSB and its importance as a domestic source for the critical element, lithium.


USA
Piedmont Lithium Project
N
Core Property
Area 1
Rock Chip Assays
up to 2.37% Li2O
Area 2
Rock Chip Assays
up to 2.63% Li2O
Area 5
Rock Chip Assays
up to 2.10% Li2O
Area 3
Rock Chip Assays
up to 2.41% Li2O
Piedmont Lithium Project
Mineral Resource
27.9Mt @ 1.11% Li2O
Central Property
Hallman-Beam Mine
Sunnyside
Rock Chip Assays
up to 2.91% Li2O
Sunnyside Property
20.9 meters intercept
@ 1.42% Li2O in Hole 18-SS-001
Bessemer City
Carolina Tin-Spodumene Belt
Piedmont Lithium project
Former lithium mine
Resource
USGS MRDS lithium/spodumene occurences
Other spodumene occurrences
Rock chip sample areas
Kings Mountain Mine
Proposed Piedmont Lithium
Chemical Plant Site
10 km

Figure 4: TSB Map showing Piedmont MRE, New Pegmatite Discoveries, and Historical Mines and Data

Finally, recent XRD analysis from two composite samples, one from Core and one from Central, continue to identify spodumene as the only lithium bearing mineral identified.

5

 CorporateDuring the quarter, Piedmont continued preliminary off-take, financing, and strategic conversations with numerous parties from the lithium, mining, chemicals, battery, automotive and private equity sectors.Piedmont also advanced conversations with several experienced lithium professionals with the aim of building out the Company’s capabilities in construction, processing and marketing following the release of our PFS. The depth of lithium chemical expertise in North Carolina is unparalleled in the English-speaking world, and we believe we will continue to attract talented individuals to join our entrepreneurial team.Piedmont finished the quarter with a cash balance of US$9.0 million (A$14.5 million), sufficient to fund activities for four quarters at the current rate, and longer if the Company chooses to advance the project more gradually in the event of a prolonged market downturn.During the quarter, Mr Anastasios (Taso) Arima stepped down as Executive Director of the Company to focus on his other business interests. Mr Arima remains as a Non-Executive Director of the Company.Mining TenementsAs at March 31, 2020, the Project comprised approximately 2,130 acres, of which the Group owns approximately 370 acres of freehold land and associated mineral rights and has entered into exclusive option agreements with local landowners, which upon exercise, allow the Group to purchase (or in some cases long- term lease) approximately 1,760 acres of surface property and the associated mineral rights from the private landowners.During the quarter the Company purchased approximately 307 acres of surface property (and associated mineral rights) upon exercising existing option agreements. The Company did not enter into any additional option agreements with local landowners during the quarter. The Company relinquished approximately 164 acres of land options during the quarter, following a determination by the Company that these properties were unlikely to have significant mineralization potential.In addition, the Company also owns a property in Kings Mountain, North Carolina, comprising approximately 61 acres.Related Party PaymentsDuring the quarter, the Company made payments of approximately $143,000 to related parties and their associates. These payments relate to executive directors’ remuneration, non-executive directors’ fees, employer 401(k) contributions, superannuation contributions, and fees for services in relation to business development activities.  6

 Forward Looking StatementsThis announcement may include forward-looking statements. These forward-looking statements are based on the Company’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, which could cause actual results to differ materially from such statements. The Company makes no undertaking to subsequently update or revise the forward- looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred ResourcesThe information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”). However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under theU.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.Competent Persons StatementsThe information in this report that relates to Exploration Results, Exploration Targets, Mineral Resources, Metallurgical Testwork Results, Process Design, Process Plant Capital Costs, and Process Plant Operating Costs, Mining Engineering and Mining Schedule was extracted from our ASX announcement dated August 7, 2019 entitled “Updated Scoping Study Extends Project Life and Enhances Exceptional Economics” which is available to view on the Company’s website at www.piedmontlithium.com. Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.This announcement has been authorised for release by the Company’s CEO, Mr. Keith Phillips.  7

 Rule 5.5  Appendix 5BMining exploration entity or oil and gas exploration entity quarterly cash flow report  Name of entity      Piedmont Lithium Limited      ABN    Quarter ended (“current quarter”)  50 002 664 495    31 March 2020  Consolidated statement of cash flows      Current quarter US$000  Year to date (9 months) US$000  1.  Cash flows from operating activities        1.1  Receipts from customers    -  -  1.2  Payments for          (a) exploration & evaluation (if expensed)    (415)  (3,166)    (b)  development  -  -    (c)  production  -  -    (d)  staff costs  (422)  (1,603)    (e) administration and corporate costs    (270)  (866)  1.3  Dividends received (see note 3)    -  -  1.4  Interest received    68  186  1.5  Interest and other costs of finance paid    (19)  (26)  1.6  Income taxes paid    -  -  1.7  Government grants and tax incentives    -  -  1.8  Other (provide details if material):(a) business development    (176)  (718)  1.9  Net cash from / (used in) operating activities    (1,234)  (6,193)            2.  Cash flows from investing activities        2.1  Payments to acquire:          (a)  entities  -  -    (b)  tenements  -  -    (c) property, plant and equipment    (13)  (13)    (d) exploration & evaluation (if capitalised)    (1,049)  (2,977)    (e)  investments  -  -    (f) other non-current assets    -  -

 Appendix 5B Mining exploration entity and oil and gas exploration entity quarterly report      Consolidated statement of cash flows      Current quarter US$000  Year to date (9 months) US$000  2.2  Proceeds from the disposal of:          (a)  entities  -  -    (b)  tenements  -  -    (c) property, plant and equipment    -  -    (d)  investments  -  -    (e) other non-current assets    -  -  2.3  Cash flows from loans to other entities    -  -  2.4  Dividends received (see note 3)    -  -  2.5  Other (provide details if material)    -  -  2.6  Net cash from / (used in) investing activities    (1,062)  (2,990)            3.  Cash flows from financing activities        3.1  Proceeds from issues of equity securities (excluding convertible debt securities)    -  14,690  3.2  Proceeds from issue of convertible debt securities    -  -  3.3  Proceeds from exercise of options    -  -  3.4  Transaction costs related to issues of equity securities or convertible debt securities    (3)  (754)  3.5  Proceeds from borrowings    -  -  3.6  Repayment of borrowings    -  -  3.7  Transaction costs related to loans and borrowings    -  -  3.8  Dividends paid    -  -  3.9  Other (provide details if material)    -  -  3.10  Net cash from / (used in) financing activities    (3)  13,936            4.  Net increase / (decrease) in cash and cash equivalents for the period        4.1  Cash and cash equivalents at beginning of period    11,393  4,432  4.2  Net cash from / (used in) operating activities (item 1.9 above)    (1,234)  (6,193)  4.3  Net cash from / (used in) investing activities (item 2.6 above)    (1,062)  (2,990)  4.4  Net cash from / (used in) financing activities (item 3.10 above)    (3)  13,936  + See chapter 19 for defined terms1 September 2016  Page 2

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

Consolidated statement of cash flows		Current quarter US$000	Year to date (9 months) US$000
4.5	Effect of movement in exchange rates on cash held	(142)	(233)
4.6	**Cash and cash equivalents at end of period**	8,952	8,952

5.	**Reconciliation of cash and cash equivalents** at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	**Current quarter US$000**	**Previous quarter US$000**
5.1	Bank balances	2,117	2,179
5.2	Call deposits	6,835	9,214
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	**Cash and cash equivalents at end of quarter (should equal item 4.6 above)**	8,952	11,393

6.	**Payments to related parties of the entity and their associates**	**Current quarter US$000**
6.1	Aggregate amount of payments to related parties and their associates included in item 1	(143)
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments

+ See chapter 19 for defined terms
1 September 2016
Page 3

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

7.	Financing facilities *Note: the term "facility' includes all forms of financing arrangements available to the entity.* *Add notes as necessary for an understanding of the sources of finance available to the entity.*	Total facility amount at quarter end US$000	Amount drawn at quarter end US$000
1.	Loan facilities	-	-
2.	Credit standby arrangements	-	-
3.	Other (please specify)	-	-
4.	**Total financing facilities**	-	-

7.5	**Unused financing facilities available at quarter end**	
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.	

Not applicable

8.	Estimated cash available for future operating activities	US$000
8.1	Net cash from / (used in) operating activities (Item 1.9)	(1,234)
8.2	Capitalised exploration & evaluation (Item 2.1(d))	(1,049)
8.3	Total relevant outgoings (Item 8.1 + Item 8.2)	(2,283)
8.4	Cash and cash equivalents at quarter end (Item 4.6)	8,952
8.5	Unused finance facilities available at quarter end (Item 7.5)	-
8.6	Total available funding (Item 8.4 + Item 8.5)	8,952
8.7	**Estimated quarters of funding available (Item 8.6 divided by Item 8.3)**	4

8.8 If Item 8.7 is less than 2 quarters, please provide answers to the following questions:

1. Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Not applicable

2. Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Not applicable

3. Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Not applicable

+ See chapter 19 for defined terms
1 September 2016
Page 4

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

Compliance statement

1 This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2 This statement gives a true and fair view of the matters disclosed.

Date: 29 April 2020

Authorised by: Company Secretary
(Name of body or officer authorising release – see note 4)

Notes

1. This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity's activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2. If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, *AASB 6: Exploration for and Evaluation of Mineral Resources* and *AASB 107: Statement of Cash Flows* apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3. Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4. If this report has been authorised for release to the market by your board of directors, you can insert here: "By the board". If it has been authorised for release to the market by a committee of your board of directors, you can insert here: "By the [*name of board committee – eg Audit and Risk Committee*]". If it has been authorised for release to the market by a disclosure committee, you can insert here: "By the Disclosure Committee".

5. If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council's *Corporate Governance Principles and Recommendations*, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

+ See chapter 19 for defined terms
1 September 2016
Page 5